Mail Stop 4561

August 30, 2006

Dr. J. P. London
CACI International Inc
1100 North Glebe Road
Arlington, VA 22201

> **Re:** **CACI International Inc**
> **Form 10-K/A for Fiscal Year Ended June 30, 2005**
> **Forms 10-Q for Fiscal Quarters Ended December 31, 2005 and March 31, 2006**
> **Form 8-K Filed on October 27, 2005**
> **File No. 000-29299**

Dear Mr. London:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Stephen Krikorian
Accounting Branch Chief